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                                                               Exhibit (a)(5)(R)

[MENTOR GRAPHICS LOGO]


FOR IMMEDIATE RELEASE

                 MENTOR GRAPHICS CORPORATION CLOSES TENDER OFFER
                             FOR IKOS SYSTEMS, INC.

WILSONVILLE, OR -- April 18, 2002 - Mentor Graphics Corporation (Nasdaq: MENT) today announced the completion of the subsequent offering period relating to its cash tender offer for the publicly-held shares of common stock of IKOS Systems, Inc. (Nasdaq: IKOS) at a price of $11.00 per share. The extension allowed the processing of tenders that had not been completed by the original closing date of 12:00 midnight New York City time on March 26, 2002.

The subsequent offering period expired at 12:00 midnight New York City time, on April 17, 2002. Based on preliminary information from the depositary for the offer, IKOS stockholders had validly tendered and not withdrawn 1,235,015 shares of IKOS' common stock during the subsequent offering period. Combined with shares tendered during the initial offering period, a total of 9,099,132 shares of IKOS' outstanding common stock were purchased pursuant to the offer, which, together with the 841,600 shares already beneficially owned by Mentor, represents approximately 91.37% of IKOS' outstanding common stock.

Mentor will acquire the remaining shares of IKOS common stock through a short-form merger in which all remaining IKOS stockholders who did not tender their shares in the tender offer will receive the same $11.00 per share in cash paid in the tender offer. Stockholders will receive information in the mail on how to receive payment for their shares. No vote or consent of IKOS stockholders is required for this merger.

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ABOUT IKOS SYSTEMS

IKOS Systems, Inc. (Nasdaq: IKOS) is a technology leader in high-performance, hardware assisted design verification. IKOS' mission is to develop and deliver high-performance solutions that enable its customers to verify the functional correctness of their complex electronic system designs. IKOS has direct sales operations in North America, the U.K., France, Germany, The Netherlands, Japan, and India, and a distribution network throughout Asia-Pacific. The corporate headquarters is located at 79 Great Oaks Blvd., San Jose, California, 95119,
(408) 284-0400. For more information, visit http://www.ikos.com.

ABOUT MENTOR GRAPHICS

Mentor Graphics Corporation (Nasdaq: MENT) is a world leader in electronic hardware and software design solutions, providing products, consulting services and award-winning support for the world's most successful electronics and semiconductor companies. Established in 1981, Mentor Graphics reported revenues over the last 12 months of more than $600 million and employs approximately 3,000 people worldwide. Corporate headquarters are located at 8005 S.W. Boeckman Road, Wilsonville, Oregon 97070-7777; Silicon Valley headquarters are located at 1001 Ridder Park Drive, San Jose, California 95131-2314. World Wide Web site: www.mentor.com. Mentor Graphics' emulation business unit, based in Les Ulis, France, is a world leader in emulation. With the ability to handle designs of up to 26 million gates and compile times of up to one million gates per hour, the Mentor Graphics emulators provide fast iteration of the design, allowing more design errors to be caught in less time.

Mentor Graphics is a registered trademark of Mentor Graphics Corporation. All other company or product names are the registered trademarks or trademarks of their respective owners.

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CONTACTS

For Mentor Graphics Corporation             For IKOS Systems, Inc.

Ryerson Schwark                             Joseph Rockom
Tel:  503-685-1660                          Chief Financial Officer
                                            Tel:  408-284-8514

The Abernathy MacGregor Group
Chuck Burgess
Jason Thompson
Tel:  212-371-5999